Exhibit 99.1

UBIC, Inc. Reports Unaudited Fiscal Year Third Quarter ended December 31, 2013 Financial Results

TOKYO, February 13, 2014 — UBIC, Inc. (NASDAQ: UBIC; TSE: 2158) (“UBIC” or “the Company”), a leading provider of Asian-language eDiscovery solutions and services, today announced its unaudited financial results for the fiscal third quarter ended December 31, 2013 (“fiscal third quarter 2014”). All figures are prepared in accordance with the generally accepted accounting principles of Japan (“Japanese GAAP”).

Third Quarter (for the year ending March 2014) Financial Highlights

•                  Net sales increased by 29.5% quarter-over-quarter to JPY1,103 million.

•                  Gross profit increased by 93.7% quarter-over-quarter to JPY544 million.

“The recent quarter marked healthy growth in our business, as we were able to substantially grow our top-line and improve overall profitability by reducing our operating loss significantly relative to the previous quarter” stated Masahiro Morimoto, UBIC’s Chairman and Chief Executive Officer. “Although our third quarter results still represent a year-over-year decline, our strong quarter-over-quarter performance signifies the strength and potential of our technology and account development efforts. We have validated and expanded the use of our predictive coding technology, replacing the shrinking manual review service, through our business development efforts with large accounts, helping to strengthen our customer base and pipeline for this lucrative service. These efforts have contributed to the high growth of third quarter sales in the “process and review” service for our eDiscovery business relative to the previous quarter.

“In the fiscal third quarter 2014, we made headway in building our brand and enhancing our corporate message by revamping our website to present the company’s new image as a behavioral informatics company. We have also significantly increased our public exposure via print media and press releases, appearing in 28 periodicals and releasing 19 press releases in the last nine months. We further supported this branding initiative by exhibiting last week at Legal Tech New York 2014, the largest and most important legal technology tradeshow.  We were able to showcase the new functionality of our Lit-i-View software and introduce the R&D results of our new business domain, ‘Internal Fraud Detection’. Overall, these marketing efforts support the evolution of our company from a litigation services provider into a behavioral informatics company.”

“We hope to maintain our growth momentum heading into the fiscal fourth quarter, and look forward to ending fiscal year 2014 on an optimistic note. Going forward, our key focus will be closing large accounts through effective technology branding and the validation of our predictive coding technology, as well as a continued focus on building out relationships with U.S. law firms. We are proud of the recent success in our multiple business lines, and believe we are well-positioned going forward as we continue to develop our brand and technology in order to support our evolution from ‘fact discovery to future discovery’.”

Third Quarter Financial Results for the year ending March 2014

SALES: Net sales for the fiscal third quarter 2014 were JPY1,103 million, compared to JPY852 million in the prior quarter period and JPY1,186 million in the prior year period. The quarter-over-quarter increase in net sales was primarily attributable to growth in the hosting service as well as the process and review service.

GROSS PROFIT: Gross profit for the fiscal third quarter 2014 was JPY544 million, compared to JPY281 million in the prior quarter period and JPY696 million in the prior year period. Gross margin was 49% compared with 33% in the prior quarter period and 59% in the prior year period. The significant quarter-over-quarter increase in gross profit was primarily attributable to the leverage in the business model realized from sales growth and earlier cost reduction efforts.

OPERATING EXPENSES AND INCOME/LOSS: Total operating expenses for the fiscal third quarter 2014 were JPY617 million, compared to JPY627 million in the prior quarter period and JPY517 million in the prior year period. Operating loss was JPY73 million, compared to an operating loss of JPY347 million in the prior quarter period and an operating profit of JPY178 million in the prior year period.

NET INCOME/LOSS: Net loss for the fiscal third quarter 2014 was JPY43 million, compared to a net loss of JPY278 million in the prior quarter period and a net profit of JPY159 million in the prior year period.

EARNING PER SHARE: Net loss per ordinary share for the first nine months of the year ending March 31, 2014 was JPY93.70.

As of December 31, 2013, the Company had a total of 3,441,136 ordinary shares outstanding, or the equivalent of 17,205,680 ADSs. As of December 31, 2013, each share of the Company’s common stock represented five ADSs.

BALANCE SHEET: As of December 31, 2013, the Company’s cash and deposits were JPY1.5 billion.

Recent Developments

•                  In December 2013, Masami Yaguchi, previously UBIC’s Corporate Controller, assumed the joint position of Chief Financial Officer (CFO) and Chief Administrative Officer (CAO), replacing Seitaro Ishii, who served the Company since 2010 and will continue to serve as an Advisor.

•                  In January 2014, the Company announced it will conduct a ten-for-one stock split for its common shares effective Tuesday, April 1, 2014. The stock split will result in the ADS-to-common share ratio changing to 1 ADS = 2 common shares from 1 ADS = 1/5 common shares.

Financial Outlook

For the full fiscal year ending March 31, 2014, the Company is maintaining its financial guidance for sales to be in the range of JPY4.4-4.8 billion and for operating income (loss) to be in the range of JPY (255)-100 million. These forecasts reflect the Company’s current and preliminary view, which is subject to change.

Statement Regarding Unaudited Condensed Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information. For additional information on the Company’s financial performance, please refer to the Company’s SEC filings at http://ir.ubicna.com/.

ABOUT UBIC, Inc.

UBIC, Inc. (Nasdaq:UBIC) (TSE:2158) is a leading provider of e-discovery and digital forensic services for Asia and the world. UBIC has extensive experience working with electronically stored information composed in Chinese, Japanese and Korean (CJK) languages and utilizes that expertise for clients involved in cross-border litigation, corporate investigations, intellectual property disputes and much more. At the forefront of e-discovery innovation, UBIC’s proprietary Lit i View® platform is moving the industry from “fact discovery” to “future discovery” by allowing clients to analyze e-mail messages and digital communications found in big data to reveal patterns in human thought and behavior.

For more information about UBIC, contact info@ubicna.com or visit http://www.ubicna.com

Safe Harbor Statement

This presentation may contain material, non-public information regarding UBIC, Inc. (the “Company”), and by receiving and reviewing this presentation you agree to hold such information (including the fact that an Offering is being considered) and any additional non-public information that we provide you about the Company in confidence. As such, you acknowledge your obligation not to use any material, non-public information that we provide to you in contravention of applicable securities laws. You should consult your organization’s own internal rules and policies regarding such matters. This presentation contains confidential, non-public information relating to the Company and the proposed Offering and, as such, you are strictly prohibited from disclosing or using this information, other than for the purpose of considering acting as financial advisor to the Company, until the information is publicly announced or becomes immaterial due to the passage of time. This prohibition includes any trading in the securities of the Company, or any security which derives its value from the securities of the Company.

Investor Relations Contact:

UBIC, Inc. (North America)

Dan Charnas

Tel: +1 646-308-1561

Email: ir@ubicna.com

ICR, Inc.

Jeremy Peruski

Tel: +1 646-308-1561

Email: ir@ubicna.com

Source: UBIC